Exhibit 2.1

Description of the rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934

Description of shares

Our authorized share capital consists of the following: (i) 500,000,000 ordinary shares, NIS 0.01 nominal value; (ii) 5,000,000 preferred shares, NIS 0.01 nominal value; and (iii) 10 deferred shares, NIS 1.00 nominal value.

Description of ordinary shares

All of the issued and outstanding ordinary shares are validly issued, fully paid, and non-assessable. The ordinary shares do not have pre-emptive rights. Our memorandum of association, our articles of association and Israeli law do not restrict in any way the ownership or voting of our ordinary shares by non-residents of Israel, except with respect to citizens of countries that are in a state of war with Israel.

Dividend and liquidation rights. The holders of our ordinary shares will be entitled to their proportionate share of any cash dividend, share dividend, or dividend in kind distributed with respect to our ordinary shares. This right may be changed if shares with special dividend rights are authorized in the future. Under the Israeli Companies Law, we may declare dividends out of the higher of retained earnings and earnings generated over the two most recent years (the profits test), in either case, provided that our board of directors reasonably believes that the dividend will not render us unable to meet our current or foreseeable obligations when due (the solvency test). Even if we do not comply with the profits test, a court may allow us to distribute a dividend as long as the court is convinced that the solvency test is fulfilled.

Our articles of association provide that the board of directors may declare and distribute interim dividends without the approval of the shareholders. Shareholder approval is required for the payment of a final dividend proposed by the board of directors, but shareholders cannot approve a final dividend that is greater than the board’s proposal. In addition, once an interim dividend has been declared and paid, it cannot be affected by any subsequent resolution of the shareholders or the shareholders’ failure to approve a final dividend.

In the event of our liquidation, holders of our ordinary shares have the equal right to participate in the distribution of assets remaining after payment of liabilities. This right may be changed if shares with special liquidation or dividend rights are issued in the future.

Voting, shareholder meetings and resolutions. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. This right may be changed if shares with special voting rights are issued in the future.

Under the Israeli Companies Law, we must hold an annual meeting of our shareholders once every calendar year and not more than 15 months from the date of the previous annual shareholders’ meeting. The board of directors determines the location of the meeting, which can be in Israel or elsewhere. In addition, our board of directors may, in its discretion, convene additional meetings as “special shareholders’ meetings”. The board of directors is also required to convene a special shareholders’ meeting upon the demand of any of the following: (i) two directors; (ii) one quarter of the directors in office; (iii) the holder or holders of 5% of our outstanding share capital and 1% of our voting power; or (iv) the holder or holders of 5% of our voting power. Our articles of association provide that each shareholder of record is entitled to receive prior notice of any shareholders’ meeting in accordance with the requirements of the Israeli Companies Law. The law currently provides for at least 21 days’ notice, with certain specified matters requiring at least 35 days’ notice. For purposes of determining the shareholders entitled to notice and to vote at such meeting, the board of directors may fix a record date, which shall be between 4 and 40 days prior to the date of the meeting.

The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy and holding more than 50% of the voting power. The chairman of the board of directors presides at each of our shareholders’ meetings. The chairman of the meeting does not have an additional or casting vote. A meeting adjourned for lack of a quorum will be adjourned to the same day in the following week, at the same time and place, or to the day, time and place that the chairman determines, with the consent of the holders of a majority of the shares present in person or by proxy and voting on the question of adjournment. At the reconvened meeting, the required quorum consists of any two shareholders, regardless of the number of shares they hold or represent.

The Israeli Companies Law requires that shareholders approve certain transactions, actions and arrangements, as described below under the caption “Approval of certain transactions; obligations of directors, officers and shareholders”.

Shareholders’ resolutions will be deemed adopted if approved by the holders of a majority of the voting power voting at a shareholders’ meeting, except for the following decisions which require a different majority:

(1)	A special or extraordinary resolution (such as a resolution amending our memorandum of association or articles of association). A majority of at least 75% of the shares voting on the matter is needed.

(2)	A voluntary liquidation process or a merger. A majority of at least 75% of the shares voting on the matter is needed.

(3)

A compromise or arrangement between us and our creditors or shareholders, reorganization, stock split or reverse split. This has to be approved by a majority in the number of the persons participating in the vote (except for those abstaining) who together hold at least 75% of the value represented at the vote. In addition, court approval is needed.

(4)	The nomination and dismissal of outside directors. Outside directors may be elected or removed by a majority vote at a shareholders’ meeting, as long as either:

(i)

the majority of shares includes a majority of the shares of non-controlling shareholders and shareholders who have no personal interest in the election of the outside directors (excluding a personal interest that is not related to a relationship with the controlling shareholders) voted at the meeting, or

(ii)	the total number of shares of non-controlling shareholders and disinterested shareholders voted against the proposal does not exceed 2% of our aggregate voting rights.

(5)

Extraordinary transactions with a controlling shareholder (i.e., any shareholder that has the ability to direct our actions, including any shareholder who holds 25% or more of our voting rights if no other shareholder owns more than 50% of our voting rights), with another person in which the controlling shareholder has a personal interest; or a transaction with a controlling shareholder (or a relative of such controlling shareholder) concerning terms of compensation for service as an office holder, or as a service provider to the company, including through a company controlled by a controlling shareholder. Following audit committee (or, alternatively, compensation committee if it relates to terms of compensation for service as an office holder or as a service provider) and board of directors approval, these transactions must be approved by a majority vote at a shareholders’ meeting, as long as either:

(i)	the majority of shares includes at least a majority of the shares of the voting shareholders who have no personal interest in the transaction, or

(ii)	the total shareholdings of those who have no personal interest in the transaction and who vote against the transaction does not exceed 2% of our aggregate voting rights.

Generally, the approval of such a transaction may not extend for more than three years, except that in the case of an extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest that does not concern terms of compensation for service as an office holder, or as a service provider to the company, the transaction may be approved for a longer period if the audit committee determines that the approval of the transaction for a period longer than three years is reasonable under the circumstances.

(6)

The adoption of an executive compensation policy. Following compensation committee and board of directors approval, the policy must be approved by a majority vote at a shareholders’ meeting, as long as either:

(i)	the majority of shares includes a majority of the shares of non-controlling shareholders and shareholders who have no personal interest in the adoption of the policy voted at the meeting, or

(ii)	the total number of shares of non-controlling shareholders and disinterested shareholders voted against the proposal does not exceed 2% of our aggregate voting rights.

(7)

The approval of a compensation arrangement with the chief executive officer or the approval of a compensation arrangement with an executive officer or director that is not in compliance with the company’s executive compensation policy. Following compensation committee and board of directors approval specifying the special circumstances requiring the arrangement of such arrangement (in the case of an arrangement that is not in compliance with the executive compensation policy), the compensation arrangement must be approved by a majority vote at a shareholders’ meeting, as long as either:

(i)

the majority of shares includes a majority of the shares of non-controlling shareholders and shareholders who have no personal interest in the adoption of the compensation arrangement voted at the meeting, or

(ii)	the total number of shares of non-controlling shareholders and disinterested shareholders voted against the proposal does not exceed 2% of our aggregate voting rights.

Transfer of shares. Fully paid ordinary shares are issued in registered form and, subject to applicable securities laws, may be transferred freely.

Election of directors. Our ordinary shares do not have cumulative voting rights in the election of directors. Therefore, the holders of shares representing more than 50% of the voting rights at the shareholders’ meeting, voting in person or by proxy, have the power to elect any or all of the directors whose positions are being filled at that meeting, subject to the special approval requirements for outside directors described above.

Chairman of the Board. Under the Israeli Companies Law, the general manager of a company (or a relative of the general manager) may not serve as the chairman of the board of directors, and the chairman of the board of directors (or a relative of the chairman of the board of directors) may not serve as the general manager, unless approved by the shareholders by a special majority vote prescribed by the Israeli Companies Law. In any event, the shareholder vote cannot authorize the appointment for a period longer than three years, which period may be extended from time to time by the shareholders with a similar special majority vote. The chairman of the board of directors shall not hold any other position with the company (except as general manager if approved in accordance with the above procedure) or in any entity controlled by the company, other than as chairman of the board of directors of a controlled entity, and the company shall not delegate to the chairman duties that, directly or indirectly, make him or her subordinate to the general manager.

Transfer agent and registrar. The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company, 59 Maiden Lane, Plaza Level, New York, NY 10038 U.S.A., Tel.: 718-921-8124.

Amendment of rights of ordinary shares

The rights and provisions of the ordinary shares may be cancelled, added to, restricted, amended, or otherwise altered with a vote of the holders of at least 75% of the outstanding ordinary shares voting at a duly convened shareholders’ meeting.

Description of preferred shares

We have 5,000,000 preferred shares authorized. Our articles of association provide that the board of directors has the authority to issue the preferred shares in one or more series and to fix the rights, preferences, privileges and restrictions of the preferred shares, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series, without further vote or action by the shareholders. If this provision withstands judicial scrutiny under the Israeli Companies Law, the issuance of preferred shares may have the effect of delaying, deferring or preventing a change in control of us without further action by the shareholders. For example, the board of directors could issue preferred shares with voting and conversion rights that may adversely affect the voting power of the holders of ordinary shares, including the loss of voting control to others.

Limitations on the Right to Own Our Securities

Neither our memorandum or articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of our ordinary shares by non-residents, except that the laws of the State of Israel may restrict the ownership of ordinary shares by residents of countries that are in a state of war with Israel.

Anti-takeover measures

Some of the provisions of our articles of association and Israeli law could, together or separately:

•	discourage potential acquisition proposals,

•	delay or prevent a change in control, and

•	limit the price that investors might be willing to pay in the future for our ordinary shares.

Israeli corporate law regulates acquisitions of shares through tender offers and mergers; requires special approvals for transactions involving directors, officers or significant shareholders; and regulates other matters that may be relevant to these types of transactions.

Under the Israeli Companies Law, in the case of a merger, the shareholders and board of directors of each of the merging companies generally need to approve the merger. Shares held in one of the merging companies by the other merging company (or certain of its affiliates) are not counted toward the required approval. If a merging company has different classes of shares, the approval of each class may be required. Under the Israeli Companies Law, a merger of our company requires the approval of a supermajority of at least 75% of our shares that are voted on the merger. A merger cannot be completed until 30 days have passed after shareholder approval of each of the merging companies, all approvals have been submitted to the Israeli Registrar of Companies and 50 days have passed from the time that a proposal for approval of the merger is filed with the Registrar of Companies. In addition, a creditor can seek to block a merger on the ground that the surviving company will not be able to meet its obligations.

The Israeli Companies Law also provides that an acquisition of shares in a public company, such as our company, must be done by means of a tender offer, if as a result of the acquisition, the purchaser would become the holder of 25% or more of the voting rights in the company (unless there is another 25% shareholder of the company, or the shares are acquired from another 25% shareholder). Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company, such as our company, must be done by means of a tender offer, if as a result of the acquisition the purchaser would hold more than 45% of the shares of the company (unless there is another holder of more than 45% of the shares of the company, or the shares are acquired from another holder of more than 45% of the shares of the company). These rules do not apply if the acquisition takes the form of a merger.

Regulations promulgated under the Israeli Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the law in the country in which the shares are traded or the rules and regulations of the stock exchange on which the shares are traded:

•	there is a limitation on acquisition of any level of control of the company, or

•	the acquisition of any level of control requires the purchaser to make a tender offer to the public.

The Israeli Companies Law provides specific rules and procedures for the acquisition of shares held by minority shareholders if the majority shareholder holds more than 90% of the outstanding shares. Israeli tax law treats specified acquisitions, including a stock-for-stock swap between an Israeli company and a foreign company, less favorably than does U.S. tax law.

In addition, our articles of association contain certain provisions that may make it more difficult to acquire us, such as the ability of our board of directors to issue preferred shares, as described above under the caption “Description of preferred shares”.

Our articles of association provide that we may not engage in any business combination with an interested shareholder for a period of three years after the date that the shareholder became an interested shareholder, unless:

•	Prior to that date, the board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder; or

•

Upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 75% of our voting shares outstanding at the time the transaction commenced.

A business combination includes:

•	any merger or consolidation between the interested shareholder and us;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of our assets in a transaction involving the interested shareholder;

•	subject to certain exceptions, any transaction that results in our issuance or transfer of any of our shares to the interested shareholder;

•	any transaction in which we are involved that has an effect of increasing the proportionate share of our shares, of any class or series, beneficially owned by the interested shareholder; or

•	the receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through us.

In general, the articles of association define an interested shareholder as any entity or person that beneficially owns 15% or more of our outstanding voting shares and any entity or person affiliated with, controlling or controlled by such entity or person.

In addition, our shareholders are not able to cumulate votes at a meeting, which may require the acquirer to hold more shares to gain representation on the board of directors than if cumulative voting were permitted.